

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2010

Dan Wiesel
Chief Executive Officer
American Antiquities, Inc.
c/o Pet Airways Inc.
777 E. Atlantic Avenue, #C2-264
Delray Beach, FL 33483

      Re: American Antiquities, Inc.
              Item 4.01 Form 8-K
              Filed August 17, 2010
              File No. 333-130446

Dear Mr. Wiesel:

      We have completed our review of your filing and do not have any further comments at this time.

                      Sincerely,

                      William H. Thompson
                      Accounting Branch Chief